

Mail Stop 3010

September 30, 2009

Laurence Penn, Chief Executive Officer
Ellington Financial LLC
53 Forest Avenue
Old Greenwich, CT 06870

> **Re:** **Ellington Financial LLC**
> **Amendment No. 1 to Registration Statement on**
> **Form S-11**
> **File No. 333-160562**
> **Filed September 3, 2009**

Dear Mr. Penn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

Our Performance, page 5

1.   We note your response to comment 13 that the 2006-2 AAA ABX index is the basis for your disclosure that you have performed relatively well compared to the broader market. In your business section, please revise to describe the content of the noted index. Is it only based on RMBS issued in a specific year? Does the index include agency and non-agency? Also, revise to clarify the significance of the index figures cited.

2.   Please revise to clarify why the repurchases affected your return figures in the disclosed periods.

Our Financing Strategy, page 7

3.   We note your disclosure here and elsewhere that the reverse repos to shareholders' equity, or your "debt-to-equity ratio," was 1.24. It is not clear how your debt to equity ratio is equivalent to your reverse repo ratio. Further, the disclosed debt to equity ratio appears understated. Please revise to clarify.

Risk Factors, page 22

4.   We note your response to comment 17. We continue to note that this section is well over 30 pages long. For example only, we note that the risk factors on pages 23, 26, and 46 are several paragraphs in length and present detailed information that is more appropriate for your Business or MD&A sections. Please revise your risk factors to provide brevity and enough disclosure to place the risk into context. Detailed disclosure should accompany the related disclosure in subsequent sections. Also, to the extent the current risk factors affect companies across industries or are speculative, they appear to obfuscate the relevant risk factors. Please revise to remove broad, generic, and/or speculative risk factors.

Terrorist attacks and other acts of violence…., page 44

5.   We note your response to comment 23. As revised, this risk factor continues to appear to affect companies across industries. Please revise to clarify how this risk is specific to you or remove the risk factor.

Institutional Trading of our Common Shares, page 59

6.   We note your response to comment 27 that you repurchased 608,500 shares at prices of $12 to $13. Please revise to discuss the time frame associated with those purchases.

Management's Discussion and Analysis, page 65

7.   We note response to comment 38 that you adjust for risk by investing in assets you believe compensate you appropriately for the associated risk. Here, or in the appropriate section, please revise to elaborate on the risk adjustment nature of your investment strategy. For instance, discuss how your strategy and adjustment for risk relates to levels of subordination and investment grades of non-agency assets you would acquire. Does risk adjustment imply you are willing to invest in assets with more risk to receive more return or safer assets for lower return?

8.   On page 66, we note that in light of the poor credit performance of non-agency
        RMBS, you continue to target such assets at prices you believe with provide
        "attractive, risk-adjusted" returns. Please revise to clarify if you are employing
        any leverage in your non-agency investments.

9.   We note your response to comment 1 and the expanded disclosure on pages 67
        and 68. Please revise to clarify if your assets fall within those targeted by the
        PPIP programs.

Critical Accounting Policies, page 68

10.   We note your response to comment 29. Please confirm to us that your early
        adoption of SOP 07-1 on August 17, 2007 was substantive. Please tell us if you
        applied the related accounting during the period August 17, 2007 through
        December 15, 2007.

11.   Furthermore, you note in your response that you disclosed your stated business
        purpose in the Registration Agreement and the Offering Memorandum related to
        your August 2007 private placement. Please provide us with the relevant excerpts
        from these documents that support this statement. Also, specifically tell us if you
        disclosed that you adopted SOP 07-1 in these documents. Please provide us with
        the disclosure, if applicable.

Six Months Ended June 30, 2009, page 77

12.   We note that your 77% increase in interest income was a result of a deployment
        of capital. Please revise to elaborate on your use of capital that resulted in your
        increase in interest income. Quantify the additional investments in assets and
        identify those assets.

13.   We note the increase in non-investment expenses is mainly due to incentive fees.
        Please revise to disclose the amounts of the incentive fees and base management
        fees, and discuss the reasons for the payment of or increase in incentive fees.

14.   We note you experienced a significant increase in net realized and unrealized
        gains of approximately $62.5 million due to an increase in the value of your
        investments. Please revise to discuss the assets that experienced the increase in
        value and the reasons for such increase.

Liquidity and Capital Resources, page 80

15.   We note your response to comment 27. Please revise to discuss your reasons for
        repurchasing your shares.

Business, page 86

Non-Agency RMBS, page 89

16.   We note your response to comment 37 and the reference to the disclosure starting
        on page F-3 and the rating description on page F-7. Taking into account that
        disclosure, your non-agency securities' risk profile remains unclear. Please revise
        to discuss the seniority and credit ratings of your non-agency assets or tell us why
        you are not able to provide such disclosure.

Mortgage-Related Derivatives, page 90

17.   We note your response to comment 39. Please note that you should not rely on
        the risk factors, as they are meant to be brief highlights of material risks, to
        provide important business disclosure. Please revise to discuss the impact that
        any new regulations related to derivatives, including credit default swaps, would
        have on your operations, or tell us why such disclosure is not material.

Conflicts of Interest, page 95

18.   We note the net assets under management of $1.9 billion disclosed on page 95.
        Please tell us if the difference between the net assets under management figure
        here and the $2.2 billion disclosed on page 87 accounts for the assets that do not
        have similar investment objectives to you.

Management, page 107

19.   To the extent that persons who are listed as officers of your manager and
        Ellington are also your officers, please revise to identify their role with you in
        their biographical disclosure and disclose the time frame they have held such role.

Executive Compensation, page 110

20.   We note your response to comment 44 that Ellington and your manager have not
        designated any persons to be your dedicated officers. Your disclosure indicates
        that you have a dedicated CFO. Please revise to clarify that you do not have any
        dedicated employees that you are required to provide reimbursements for,
        currently or historically.

Base Management Fees, Incentive Fees and Reimbursement of Expenses, page 117

21.   We also note your response to comment 46 that to include the methodology of the
        calculation of fees would be misleading. In order to enhance investors'
        understanding of the effect of the change in your management fee arrangement,

please provide a summary calculation of the fees that would have been payable based on last year's and the interim periods' performance and the current fee arrangement.

Certain Relationships and Related Party Transactions, page 121

22.   We note your response to comment 7 and the revised disclosure here. Please revise to clarify how Ellington will be compensated for providing the services and personnel needed for your manager to fulfill its obligations to you.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Yolanda Crittendon (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc: Via Facsimile
     Daniel M. LeBey, Esq.
     S. Gregory Cope, Esq.
     (804) 788-8218